Exhibit 99.27

LITHIUM AMERICAS CORP.

Please return completed form to:

Computershare

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

	Interim Financial Statements		Annual Financial Statements
☐	Mark this box if you would like to	☐	Mark this box if you would like to
	receive Interim Financial		receive the Annual Financial
	Statements by mail.		Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at www.sedar.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt.	Street Number Street Name

City	Prov./State Postal Code / Zip Code

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